Exhibit 99.65

THIS SUPPLEMENTAL INDENTURE dated as of June 15, 2010, to the Warrant Indenture made as of June 16, 2009.

BETWEEN:

FRANCO-NEVADA CORPORATION, a corporation incorporated under the laws of Canada,

(hereinafter called the “Corporation”)

- and –

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada and authorized to carry on business in all provinces of Canada,

(hereinafter called the “Warrant Agent”)

WHEREAS the Warrant Indenture provides for a total of up to 5,750,000 Warrants to be created and issued thereunder entitling the registered holders thereof to acquire up to 5,750,000 Common Shares;

AND WHEREAS clause (i) of Section 7.1 of the Warrant Indenture provides that from time to time the Corporation (when authorized by a resolution of the board of directors of the Corporation) and the Warrant Agent may execute, acknowledge and deliver indentures supplemental to the Warrant Indenture for, among other things, the purpose of providing for the issuance of additional Warrants thereunder;

AND WHEREAS the board of directors of the Corporation has passed a resolution, a certified copy of which has been delivered to the Warrant Agent, approving the creation and authorization for issue of an additional 4,000,000 Warrants entitling the holders thereof to acquire up to 4,000,000 Common Shares;

NOW THEREFORE THIS SUPPLEMENTAL INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed and declared as follows:

1.                                       Section 2.1(a) of the Warrant Indenture be and the same is hereby amended by deleting “5,750,000” in each of the first two lines and substituting therefor “9,750,000”.

2.                                       All capitalized terms used herein which are defined in the Warrant Indenture shall have the meanings ascribed to such terms in the Warrant Indenture.

IN WITNESS WHEREOF the parties hereto have executed this Supplemental Indenture under the hands of their proper officers in that behalf.

FRANCO-NEVADA CORPORATION

By:	“Jacqueline A. Jones”
Authorized Signatory

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	“Lisa Kudo”
Authorized Signatory

By:	“Charles Cuschieri”
Authorized Signatory